Exhibit 99.25

HUDBAY MINERALS INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting of shareholders (the “Meeting”) of HudBay Minerals Inc. (the “Company”) will be held at the TSX Broadcast & Conference Centre, Gallery Room, 130 King Street West, Toronto, Ontario M5X 1J2 on Thursday, May 29, 2008 at 10:00 a.m. (Toronto time), for the following purposes:

1.	To receive and consider the audited consolidated financial statements of the Company as at and for the year ended December 31, 2007, and the report of the auditors thereon;

2.	To elect directors of the Company for the ensuing year;

3.	To appoint Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix the remuneration of the auditors;

4.	To consider and, if deemed appropriate, to pass, with or without variation, a resolution approving the amendments to the Company’s option plan, as more particularly described in the accompanying management information circular dated April 30, 2008 (the “Circular”);

5.	To consider and, if deemed appropriate, to pass, with or without variation, a resolution approving the adoption of a long-term equity plan, as more particularly described in the Circular; and

6.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

This notice is accompanied by the Circular, a form of proxy and a supplemental mailing list return card.

Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

The board of directors of the Company has fixed the close of business on April 22, 2008 as the record date, being the date for the determination of the registered holders of Common Shares entitled to receive notice of the Meeting and any adjournment thereof. The board of directors of the Company has fixed 10:00 a.m. (Toronto time) on May 27, 2008 or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournments of the Meeting as the time before which proxies to be used or acted upon at the Meeting or any adjournment or adjournments thereof shall be deposited with the Company’s transfer agent.

DATED at Winnipeg, Manitoba this 30th day of April, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Allen J. Palmiere
Allen J. Palmiere
President and Chief Executive Officer